6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 19, 2002

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X   Form 40-F

        Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   No X

       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

Dr. Andreas Kreimeyer appointed new member of BASF's Board of Executive
Directors

   LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Dec. 19, 2002--The Supervisory Board of BASF Aktiengesellschaft has appointed Dr. Andreas Kreimeyer to the Board of Executive Directors with effect from January 1, 2003. Kreimeyer will be responsible for the Performance Chemicals and Functional Polymers divisions as well as for Asia. P. Andreas Kreimeyer was born in Hanover, Germany, in 1955. He studied biology at the Universities of Hanover and Hamburg. P. After being awarded his doctorate, Kreimeyer started work in BASF's Main Laboratory in 1986, where his functions included the position of group leader for biotechnology. Starting in 1993, Kreimeyer was personal assistant to the Chairman of the Board of Executive Directors. In 1995, he transferred to Singapore. Here he worked in the Southeast Asia/Australia division and his responsibilities included regional marketing, capital expenditures and strategy.
   In November 1998, Kreimeyer was appointed president of the Fertilizers division. Following the dissolution of the Fertilizers division, he became president of the Dispersions division in August 2000, which was renamed the Functional Polymers division in July 2001.


   BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "Verbund," is its strength. It enables the company to achieve cost leadership and gives it a decisive competitive advantage in the long term. BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of EUR 32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the Internet at www.basf.com.

      Note for editors:
   You can download a photo from BASF's homepage at www.basf.de/pressphotos under the rubric "Board of Executive Directors."

    CONTACT: BASF A.G.
             Michael Grabicki
             Phone:  +49 621 60-99938
             Fax:    +49 621 60-20129
             michael.grabicki@basf-ag.de

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               BASF Aktiengesellschaft


Date: December 19, 2002        By: /s/ Elisabeth Schick
                               ------------------------------------
                               Name: Elisabeth Schick
                               Title: Director Site Communications Ludwigshafen
                               and Europe


                               By: /s/ Christian Schubert
                               ------------------------------------
                               Name: Christian Schubert
                               Title: Director Corporate Communications
                               BASF Group